04015005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 188

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. FORT STREET, 3RD FLOOR
(No. and Street)

DETROIT (City) MICHIGAN (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN R. GRAEF 313-222-7793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

500 WOODWARD AVENUE, SUITE 1700 (Address) DETROIT (City) MICHIGAN (State) 48226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN R. GRAEF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMERICA SECURITIES, INC., as of DECEMBER 31, 2003, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR OF FINANCE & OERATIONS

Title

Notary Public 2/27/04

CHARLES L. DETTLOFF
NOTARY PUBLIC MACOMB CO., MI
MY COMMISSION EXPIRES Sep 9, 2007
ACTING IN WAYNE COUNTY, MI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Auditors

Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. as of December 31, 2003. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Comerica Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 13, 2004

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Comerica Securities, Inc.

Year ended December 31, 2003
with Report of Independent Auditors

Comerica Securities, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Auditors

Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. as of December 31, 2003, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comerica Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 13, 2004

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 50,262,533
Special reserve account for benefit of customers	2,238,961
Trading securities	8,489,621
Accounts receivable—unsettled trading transactions	35,873
Premises and equipment, net of depreciation of $2,917,826	2,213,523
Brokerage commissions receivable	3,116,401
Affiliate income receivable	446,011
Other assets	2,332,844
Total assets	$ 69,135,767
Liabilities and shareholder's equity	
Liabilities:	
Incentive compensation	$ 1,206,626
Accounts payable—unsettled trading transactions	35,848
Other liabilities	5,958,706
Total liabilities	7,201,180
Shareholder's equity	
Common stock:	
Par value—$1 per share;	
Authorized, issued and outstanding—50,000 shares	50,000
Additional paid-in capital	47,175,440
Retained earnings	14,709,147
Total shareholder's equity	61,934,587
Total liabilities and shareholder's equity	$ 69,135,767

See accompanying notes.

Comerica Securities, Inc.

Statement of Income

Year ended December 31, 2003

Income	
Commissions	$ 39,590,384
Interest on trading securities	124,176
Net profit on trading securities	10,867,534
Public finance fees	5,450,549
Interest on investment securities	462,313
Other income	8,793,989
Total income	65,288,945
Expenses	
Commissions paid to other broker—dealers	3,051,560
Salaries and benefits	35,225,550
Occupancy and equipment cost	3,313,977
Other	19,412,878
Total expenses	61,003,965
Income before income taxes	4,284,980
Provision for income taxes	1,561,740
Net income	$ 2,723,240

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 50,000	$47,175,440	$11,985,907	$ 59,211,347
Net income	-	-	2,723,240	2,723,240
Balance at December 31, 2003	$ 50,000	$47,175,440	$14,709,147	$ 61,934,587

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 2,723,240
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	724,947
Increase in special reserve account	(12,851)
Net decrease in trading account securities	893,153
Decrease in accounts receivable—unsettled trading transactions	4,585,129
Decrease in accounts payable—unsettled trading transactions	(2,897,610)
Increase in brokerage commission receivable	(434,701)
Decrease in affiliate receivable	98,716
Decrease in other assets	94,569
Increase in incentive compensation	229,264
Net increase in other liabilities	3,138,220
Total adjustments	6,418,836
Net cash provided by operating activities	9,142,076
Cash flows used in investing activities	
Purchase of fixed assets	(691,080)
Net cash used in investing activities	(691,080)
Cash flows used in financing activities	
Net decrease in bank borrowings	(100,485)
Net cash used in financing activities	(100,485)
Net increase in cash and cash equivalents	8,350,511
Cash and cash equivalents, beginning of year	41,912,022
Cash and cash equivalents, end of year	$ 50,262,533
Supplemental disclosure of cash flow information	
Income taxes paid	$ 821,380

See accompanying notes.

Comerica Securities, Inc.

Notes to Financial Statements

December 31, 2003

1. Organization

Comerica Securities, Inc. (the Company) is a self-clearing broker and dealer. The Company is engaged primarily in the retail and institutional brokerage business and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned, indirect subsidiary of Comerica Incorporated.

2. Significant Accounting Policies

Cash Equivalents

Short-term investments with initial maturities of less than 90 days when purchased, including money market investments, are considered to be cash equivalents.

Trading Securities

Trading securities are carried at market value and at December 31, 2003 consist primarily of municipal bonds.

Premises and Equipment

Equipment is carried at historical cost, net of accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records income tax expense, which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

2. Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Variable Interest Entities—Adoption of FIN 46

In January 2003, the FASB issued Interpretation No. 46 (Fin. No. 46), *Consolidation of Variable Interest Entities,* which provides new criteria for determining whether or not consolidation accounting is required. The Company adopted the new guidance effective July 1, 2003. This guidance significantly changes how companies determine whether they must consolidate an entity depending on whether the entity is a voting rights entity or a variable interest entity. Based on its evaluations and current interpretations of the provisions of Fin No. 46, the guidance did not have material impact on the Company's financial position or results of operations.

In December 2003, the FASB issued modifications to Fin No. 46 to provide additional scope exceptions, address certain implementation issues and promote a more consistent application of Fin. No. 46. These modifications did not have a material impact on the Company's financial position or results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank. Included in occupancy and equipment costs and other operating expenses are fees paid to related parties of $2,434,555 for property rental and $12,768,213 for operating, accounting and administrative services, respectively.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in other liabilities are amounts due to Comerica Bank of approximately $1,405,500 at December 31, 2003. Also included in other liabilities are federal income taxes payable of $1,504,400 due to Comerica Bank.

3. Related Party Transactions (continued)

At December 31, 2003 the Company had $24,892,130 on deposit in interest and non-interest bearing accounts with Comerica Bank.

4. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase municipal bond securities from underwriters and sell such securities to customers. These commitments have settlement terms of up to 45 days. These transactions are not reflected in the Company's balance sheet and involve, to varying degrees, elements of credit and market risk. Credit risk results from the possible inability of the counterparty to the transaction to deliver or take delivery of the securities in accordance with the agreement. Market risk is represented by the potential loss the Company may incur from having to purchase these securities in the open market at prevailing market prices in order to fulfill its obligation in the event of non-delivery of customer securities. At December 31, 2003 there were no outstanding commitments to purchase securities.

In the process of making commitments to purchase and sell securities, the Company may become contingently liable to purchase its prorated share of that portion of a pool of municipal bond issues not sold by participating underwriters. At December 31, 2003, no contingent liability existed.

5. Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2003, the Company's net capital was $32,798,282 and its required net capital was $477,688. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.22 to 1.

6. Special Reserve Account for Benefit of Customers

Investment securities and cash have been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities and Exchange Commission.

7. Estimated Fair Values of Financial Instruments

Accounting principles generally accepted in the United States currently require disclosure of estimated fair market values of financial instruments. The Company may use present value techniques to determine the estimated values of its financial instruments where quoted market values are not available. These techniques require judgment, and the estimates may be significantly affected by the assumptions made. The Company's financial instruments, other than trading securities, are short-term and therefore carrying amounts approximate fair value. Trading securities are carried at quoted market value or the market value for comparable securities, which represents estimated fair value.

8. Income Taxes

The current and deferred components of the provision for income taxes for the year ended December 31, 2003 was a current provision of $1,664,882, and a deferred benefit of $103,142, respectively. The principal component of the deferred tax liability of $297,218 as of December 31, 2003 was employee benefits. Included in the provision for income taxes on the Statement of Income are other state and local taxes of $75,840.

9. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to eligible employees. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company had an expense of $416,929 related to this plan in 2003.

Schedule I

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2003

Computation of net capital:	
Total shareholder's equity	$ 61,934,587
Less:	
Nonallowable assets	27,779,604
Other deductions	90,000
Securities haircut deduction	1,266,701
	$ 32,798,282
Aggregate Indebtedness	
Items included in statement of financial condition:	
Total liabilities	$ 7,201,180
Less:	
Accounts payable—unsettled trading transactions	35,848
	$ 7,165,332
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 477,688
Excess net capital	$ 32,320,594
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 32,081,749
Percent of aggregate indebtedness to net capital	22%

Schedule II

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2003

Computation for determination of reserve requirements:	
Total credit balances	$ 272,190
Total 15c3-3 debit balances	$ 35,873
Excess of total debits over total credits	$ -
Excess of total credits over total debits	$ 236,317
Amount held on deposit in Reserve Bank Account	$ 2,238,961

Comerica Securities, Inc.

Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2003

There were no material differences between the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2003.

Schedule IV

Comerica Securities, Inc.

Reconciliation of Net Capital
Pursuant to Rule 17a-15(d)(4)

December 31, 2003

Other deductions and charges as reported in Part II Focus Report	$ 90,000
Excess in other deductions and charges included in computation	-
Other deductions and charges	$ 90,000

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c-3

December 31, 2003

State the market valuation and number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified Rule 15c3-3.	$ -
A. Number of items	-
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	-

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Comerica Securities, Inc.:

In planning and performing our audit of the financial statements of Comerica Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 13, 2004